SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Packeteer, Inc
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

695210104
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
1007 N. Sepulveda Blvd. #129
Manhattan Beach, CA 90267
(310) 373-0404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 05, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 695210104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,109,293 Common Shares
9 SOLE DISPOSITIVE POWER

1,109,293 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,109,293 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 695210104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

638,233 Common Shares
9 SOLE DISPOSITIVE POWER

638,233 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
638,233 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 695210104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,747,526 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,747,526 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,747,526 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 695210104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,747,526 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,747,526 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,747,526 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D Amendment ("13D Amendment #3") amends the original Schedule 13D filed July 30, 2007 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.001 par value per share, of Packeteer, Inc., a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing and amendments thereto are unmodified.

ITEM 1. Security and Issuer

The 13D Filings relate to the Common Stock of the Company.  The address of the principal executive offices of the Company is 10201 North De Anza Blvd., Cupertino, California  95014.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The mailing address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is 1007 N. Sepulveda Blvd. #129, Manhattan Beach, California  90267.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 638,233 Common Shares reported hereunder was $4,724,948 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,109,293 Common Shares reported hereunder was $8,041,999 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in block trades, or in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective increase or decrease in hedged or unhedged exposure to Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions.  Parties that purchase or sell Common Stock (or derivatives thereof) following the filing of the 13D Filings may be purchasing or selling Common Stock (or derivatives thereof) that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

    On July 30, 2007, Mr. Robert L. Chapman, Jr. attempted to contact the Issuer's Chief Executive Officer, Mr. David G. Cote, to inform him of the Reporting Persons a) having become the owners collectively of 9.7% of the Issuer's Common Stock, and b) demand that the Issuer hire an investment bank to maximize shareholder value.  Mr. Cote refused to return Mr. Chapman's telephone call.  Subsequently, Mr. Chapman contacted the Issuer's Chief Financial Officer, Mr. David C. Yntema, who refused both a) to record a written message for Mr. Cote regarding Chapman Capital's demand that the Issuer hire an investment bank to maximize shareholder value, and b) to give Mr. Cote a message to that effect.  In addition, Mr. Yntema stated that Mr. Cote would not be returning Mr. Chapman's telephone call at any time in the future. Mr. Chapman also contacted the Issuer's Chairman, Mr. Steven J. Campbell, who refused to provide his E-mail address to allow Chapman Capital to provide, unilaterally and thus completely outside the venue of Regulation FD, information to the Issuer's Board of Directors such as that within the forthcoming Original 13D Filing.  Following Mr. Chapman's conveyance of Chapman Capital's demand regarding the maximization of shareholder value, the conversation between Mr. Chapman and Mr. Campbell terminated abruptly.

    On August 13, 2007, Mr. Chapman attempted to contact each member of the Board to discuss the unwillingness of the Issuer's CEO, Mr. Cote, to engage professionally Chapman Capital in discussion regarding the Issuer's strategic direction and operating under-performance. Following a barrage of unsolicited, anti-management communications from a large percentage of the Issuer's ownership base, Chapman Capital has determined that the solicitation of proxies to reconstitute the Board appears to be the most efficacious method to rectifying the Issuer's gross corporate governance deficiencies.

    On August 14, 2007, Mr. Chapman spoke with Mr. Cote conveying Mr. Yntema's earlier refusal to communicate Mr. Chapman's interest in speaking to Mr. Cote.  Mr. Chapman informed Mr. Cote that such deportment by a public company chief financial officer was significantly under the threshold of acceptable corporate governance.

    On August 16, 2007, Mr. Chapman invited Messrs. Cote and Yntema to Los Angeles to meet in person with Mr. Chapman.  Mr. Chapman explained that this meeting, if rejected, would have served as the last opportunity for the Company to avoid a proxy fight to replace various members of the Issuer's Board of Directors.

    On August 29, 2007, Mr. Chapman met with Mr. Cote and Mr. Yntema to discuss Chapman Capital's perspective on various operational, financial and strategic matters relating to the Issuer.  Mr. Chapman encouraged Messrs. Cote and Yntema to resolve the IRS dispute for less than $5 million given the apparent weakness of the government's case.  Furthermore, Mr. Chapman encouraged that the Issuer engage in merger negotiations with interested parties once the public market has adjusted to prospectively improved 2H2007 fundamentals and a lower net present value of any prospective tax liability.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 1,747,526 shares of Common Stock constituting 4.9% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
10/02/07	CS	(50,600)	$ 7.93
10/02/07	CS	(34,285)	$ 7.94
10/02/07	C	(600)	$ 0.80
10/03/07	C	(8)	$ 0.80
10/03/07	CS	(165,403)	$ 7.87
10/03/07	CS	(4,200)	$ 7.93
10/09/07	CS	(112,500)	$ 7.83
10/09/07	CS	(41,482)	$ 7.85

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
10/02/07	CS	(202,400)	$ 7.93
10/02/07	CS	(137,200)	$ 7.94
10/02/07	C	(2,400)	$ 0.80
10/03/07	C	(40)	$ 0.80
10/03/07	C	(11)	$ 2.90
10/03/07	CS	(307,100)	$ 7.87
10/03/07	CS	(7,800)	$ 7.93
10/04/07	CS	(277,506)	$ 7.73
10/05/07	CS	(109,080)	$ 7.83
10/08/07	CS	(110,590)	$ 7.80
10/09/07	CS	(137,500)	$ 7.83
10/09/07	CS	(50,700)	$ 7.85

* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised

The above transactions were effected by the Reporting Persons on the NASDAQ and multiple options exchanges.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated July 30, 2007, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: October 9, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: October 9, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: October 9, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Packeteer, Inc. dated July 30, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: July 30, 2007
CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.